                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                    RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. 3 )(1)
                                          ------

                          Aftermarket Technology Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   008318 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      Joseph Salamunovich, 1 Oak Hill Center, Suite 400, Westmont, IL 60559
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 10, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 32 Pages)

--------------------------

    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008318107                   13D                 Page  2  of 32   Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons;  I.R.S. Identification Nos. of Above
     Persons (Entities Only)

     Aurora Equity Partners L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 8,417,632
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    3,937,858
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    8,417,632
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     12,355,490
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     59.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 008318107                   13D                 Page  3  of  32  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above
     Persons (Entities only)

     Aurora Overseas Equity Partners I, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Cayman Islands
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 1,343,846
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    3,937,858
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    1,343,846
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     5,281,704
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     25.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 008318107                   13D                 Page  4  of  32  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above
     Persons (Entities only)

     Aurora Capital Partners L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 8,417,632
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    3,937,858
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    8,417,632
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     12,355,490
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     59.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 008318107                   13D                 Page  5  of  32  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above
     Persons (Entities only)

     Aurora Overseas Capital Partners L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Cayman Islands
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 1,343,846
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    3,937,858
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    1,343,846
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     5,281,704
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     25.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 008318107                   13D                 Page  6  of  32  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above
     Persons (Entities only)

     Aurora Advisors, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 8,417,632
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    3,937,858
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    8,417,632
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     12,355,490
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     59.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 008318107                   13D                 Page  7  of  32  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above
     Persons (Entities only)

     Aurora Overseas Advisors, Ltd.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Cayman Islands
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 1,343,846
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    3,937,858
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    1,343,846
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     5,281,704
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     25.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 008318107                   13D                 Page  8  of  32  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above
     Persons (Entities only)

     Richard R. Crowell
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    13,699,336
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    204,878
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    9,761,478
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     13,699,336
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     66.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 008318107                   13D                 Page  9  of  32  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above
     Persons (Entities only)

     Gerald L. Parsky
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    13,699,336
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    407,499
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    9,761,478
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     13,699,336
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     66.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 008318107                   13D                 Page  10 of  32 Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above
     Persons (Entities only)

     Richard K. Roeder
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    13,699,336
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    113,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    9,761,478
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     13,699,336
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     66.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 008318107                   13D                 Page 11  of  32 Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above
     Persons (Entities only)

     Trustees of General Electric Pension Trust
     I.R.S. #14-6015763
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     New York
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    2,425,708
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    2,425,708
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,425,708
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     11.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     EP
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 008318107                   13D                 Page 12  of 32  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above
     Persons (Entities only)

     GE Asset Management Incorporated, as Investment Manager to GEPT (as defined below)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    2,425,708
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    2,425,708
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,425,708
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     11.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IA, CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 008318107                   13D                 Page 13  of 32  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above
     Persons (Entities only)

     General Electric Company
     I.R.S. #14-0689340
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     New York
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    Disclaimed (See 11 below)
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    Disclaimed (See 11 below)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     Beneficial ownership of all shares disclaimed by General Electric Company
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                         /X/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     N/A
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 008318107                   13D                 Page 14  of 32   Pages
          ---------                                            ---    ---


Item 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Aftermarket Technology Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1 Oak Hill Center, Suite 400, Westmont, IL 60559.

Item 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by Aurora Equity Partners L.P., a Delaware limited partnership ("AEP"), Aurora Overseas Equity Partners I, L.P., a Cayman Islands exempted limited partnership ("AOEP"), Aurora Capital Partners L.P., a Delaware limited partnership ("ACP"), Aurora Overseas Capital Partners L.P., a Cayman Islands exempted limited partnership ("AOCP"), Aurora Advisors, Inc., a Delaware corporation ("AAI"), Aurora Overseas Advisors, Ltd., a Cayman Islands exempted company ("AOAL"), Richard R. Crowell, a United States citizen ("Crowell"), Gerald L. Parsky, a United States citizen ("Parsky"), Richard K. Roeder, a United States citizen ("Roeder"), the Trustees of General Electric Pension Trust, a New York common law trust ("GEPT"), its investment manager, GE Asset Management Incorporated, a Delaware corporation and a wholly owned subsidiary of General Electric Company ("GEAM"), and General Electric Company, a New York corporation ("GE"). AEP, AOEP, ACP, AOCP, AAI, AOAL, Crowell, Roeder, Parsky, GEPT, GEAM and GE are collectively referred to herein as the "Reporting Persons." Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

         The principal business of AEP and AOEP is that of a private investment partnership. The general partner of AEP is ACP, whose general partner is AAI. The general partner of AOEP is AOCP, whose general partner is AOAL. AEP and AOEP are hereinafter referred to as the "Aurora Partnerships."

         Crowell, Parsky and Roeder are the sole stockholders and directors of AAI and AOAL and are limited partners of ACP and AOCP and may be deemed to beneficially share ownership of the Common Stock of the Issuer beneficially owned by AEP and AOEP. Each of such individual's primary occupation is as a managing director of ACP. For information with respect to the identity and principal occupation of each executive officer of AAI, see Schedule A attached hereto and incorporated by reference herein. AOAL has no executive officers.

         The principal business of GEPT is as a pension trust organized for the benefit of certain employees of General Electric Company. With limited exceptions, GEPT has irrevocably agreed to vote all shares held by it in such manner as the Aurora Partnerships shall determine, to such extent as its fiduciary duties under the Employee Retirement Income Security Act of 1974 shall allow. This provision terminates upon the transfer of such shares. GEAM is a registered investment advisor and acts as investment manager to GEPT and thus shares in GEPT's voting and dispositive power. GEAM is a wholly owned subsidiary of GE and GE reports whenever GEAM reports, although it disclaims beneficial ownership of any and all shares held by GEPT. GE is a diversified manufacturing and financial corporation. GEPT, GEAM and GE are hereinafter referred to as the "GE Entities."

         Certain stockholders of the Issuer have granted to the Aurora Partnerships an irrevocable proxy pursuant to which the Aurora Partnerships can vote the shares subject to the proxy in such manner as the Aurora Partnerships shall determine in their respective sole and absolute discretion. In addition, with limited exceptions, GEPT has irrevocably agreed to vote all shares held by it in such manner as the Aurora Partnerships shall determine, to such extent as its fiduciary duties under the Employee Retirement Income Security Act of 1974 shall allow. See

CUSIP No. 008318107                   13D                 Page 15 of  32 Pages
          ---------                                            ---    ---

Item 6 ("Stockholders Agreement") for additional information concerning the terms of the irrevocable proxy and GEPT's agreement.

         The principal business and office address of AEP, ACP and AAI is 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. The principal business and office address of AOEP, AOCP and AOAL is West Wind Building, P.O. Box 1111, Georgetown, Grand Cayman, Cayman Islands, B.W.I. The principal business and office address of Messrs. Crowell, Parsky and Roeder is Aurora Capital Partners L.P., 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. The principal business and office address of GEPT is c/o GE Asset Management Incorporated, 3003 Summer Street, Stamford, CT 06905, Attn: Michael Pastore, Esq., the principal business and office address of GEAM is 3003 Summer Street, Stamford, CT 06905, Attn: Michael Pastore, Esq., and the principal business and office address of GE is 3135 Easton Turnpike, Fairfield, CT 06431.

         See Schedule B attached hereto and incorporated by reference herein for information with respect to the identity and principal occupation of each
(i) executive officer and director of GE and (ii) executive officer and director of GEAM.

         During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedules A or B has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 008318107                   13D                 Page  16  of 32 Pages
          ---------                                            ---    ---


         All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedules A and B are United States citizens, except that Paolo Fresco, Director of GE, is a citizen of Italy, Claudio X. Gonzalez, Director of GE, is a citizen of Mexico, and Andrea Jung, Director of GE, is a citizen of Canada.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of September 1, 1999, Parsky and Crowell were deemed to beneficially own 13,094,150 shares of Common Stock and GEPT was deemed to beneficially own 2,038,152 shares of Common Stock. As more fully described in Item 5(c) hereof, from January 8, 2001 to January 25, 2001, Parsky utilized an aggregate of $298,284 of his personal funds to purchase an aggregate of 67,823 shares of Common Stock. From January 8, 2001 to January 25, 2001, Crowell utilized an aggregate of $153,402 of his personal funds to purchase an aggregate of 34,880 shares of Common Stock. From January 8, 2001 to January 25, 2001, GEPT has acquired an aggregate of 387,556 shares of Common Stock of the Issuer for an aggregate purchase price of $1,704,467. GEPT is an employee benefit plan for the benefit of employees of General Electric Company and utilized its investment funds to effect such purchases.

Item 4.  PURPOSE OF TRANSACTION.

         Certain stockholders, employees and related entities have commenced a program through Morgan Stanley Dean Witter for the purchase of up to one million shares of the Company's common stock (the "Purchase Program"). The shares of Common Stock purchased by Parsky, Crowell and GEPT through the Purchase Program have been acquired for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Issuer. The Reporting Persons may decide to increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

         Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of January 29, 2001, AEP, ACP and AAI may be deemed to beneficially own 12,355,490 shares of Common Stock, representing approximately 59.5% of the total outstanding shares of Common Stock (based on the number of shares of the Issuer's Common Stock outstanding as of October 20, 2000, as reported in the Issuer's Form 10-Q). AEP, ACP and AAI have sole voting and dispositive power with respect to 8,417,632 shares of Common Stock and shared voting power with respect to 3,937,858 shares of Common Stock.

         As of the same date, AOEP, AOCP and AOAL may be deemed to beneficially own 5,281,704 shares of Common Stock, representing approximately 25.5% of the total outstanding shares of Common Stock. AOEP, AOCP and AOAL have sole voting and dispositive power with respect to 1,343,846 shares of Common Stock and shared voting power with respect to 3,937,858 shares of Common Stock.

         Of the 3,937,858 shares for which AEP, AOEP, ACP, AOCP, AAI and AOAL have shared voting power, 2,425,708 shares are owned by GEPT and 1,512,150 shares are subject to an irrevocable proxy granted to AEP and AOEP by certain holders of Common Stock,

CUSIP NO. 008318107                   13D                 Page 17  of 32 Pages
          ---------                                            ---    ---

including Crowell, Parsky and Roeder, certain other limited partners of AEP and certain affiliates of a limited partner of AOEP. The proxy terminates upon the transfer of such shares.

         As of the same date, Messrs. Crowell, Parsky and Roeder may be deemed to each beneficially own 13,699,336 shares of Common Stock, representing approximately 66.0% of the total outstanding shares of Common Stock. Messrs. Crowell, Parsky and Roeder have shared voting power with respect to 13,699,336 shares of Common Stock and shared dispositive power with respect to 9,761,478 shares of Common Stock, and sole dispositive power with respect to 204,878, 407,499 and 113,000 shares of Common Stock, respectively. Of the 13,699,336 shares for which Crowell, Parsky and Roeder have shared voting power, 8,417,632 shares are owned by AEP, 1,343,846 shares are owned by AOEP, 2,425,708 shares are owned by GEPT and 1,512,150 shares are subject to an irrevocable proxy granted to AEP and AOEP by certain holders of Common Stock, including Crowell, Parsky and Roeder, certain other limited partners of AEP and certain affiliates of a limited partner of AOEP. The proxy terminates upon the transfer of such shares. Of the 9,761,478 shares for which Crowell, Parsky and Roeder have shared dispositive power, 8,417,632 shares are owned by AEP and 1,343,846 shares are owned by AOEP.

         As of the same date, Mr. Frederick J. Elsea, III, Chief Financial Officer of AAI and ACP, may be deemed to beneficially own 20,160 shares of Common Stock, representing approximately 0.1% of the total outstanding shares of Common Stock. Mr. Elsea has sole dispositive power and shared voting power with respect to the 20,160 shares of Common Stock. The 20,160 shares of Common Stock for which Mr. Elsea has shared voting power are subject to an irrevocable proxy granted to AEP and AOEP.

         As of the same date, GEPT and GEAM may be deemed to beneficially own 2,425,708 shares of Common Stock, representing approximately 11.7% of the total outstanding shares of Common Stock. GEPT and GEAM have shared voting and dispositive power with respect to 2,425,708 shares of Common Stock. GE disclaims beneficial ownership of any and all shares held by GEPT.

         (c) Pursuant to the Purchase Program, Parsky acquired a total of 67,823 shares of Common Stock through open market purchases as follows:

           NO. OF SHARES                   DATE ACQUIRED
           -------------                   -------------
                5,368                      January 8, 2001
                2,192                      January 9, 2001
               17,643                     January 10, 2001
               11,763                     January 11, 2001
                8,015                     January 16, 2001
                  401                     January 18, 2001
                8,016                     January 19, 2001
                9,542                     January 22, 2001
                  862                     January 23, 2001
                  893                     January 24, 2001
                3,128                     January 25, 2001

         Pursuant to the Purchase Program, Crowell acquired a total of 34,880 shares of Common Stock through open market purchases as follows:

CUSIP NO. 008318107                   13D                 Page 18  of 32 Pages
          ---------                                            ---    ---

           NO. OF SHARES                   DATE ACQUIRED
           -------------                   -------------
                2,761                      January 8, 2001
                1,127                      January 9, 2001
                9,074                     January 10, 2001
                6,049                     January 11, 2001
                4,122                     January 16, 2001
                  206                     January 18, 2001
                4,122                     January 19, 2001
                4,907                     January 22, 2001
                  443                     January 23, 2001
                  460                     January 24, 2001
                1,609                     January 25, 2001

         Pursuant to the Purchase Program, GEPT acquired 387,556 shares of Common Stock through open market purchases as follows:

           NO. OF SHARES                   DATE ACQUIRED
           -------------                   -------------
               30,676                      January 8, 2001
               12,523                      January 9, 2001
              100,820                     January 10, 2001
               67,212                     January 11, 2001
               45,803                     January 16, 2001
                2,289                     January 18, 2001
               45,804                     January 19, 2001
               54,524                     January 22, 2001
                4,927                     January 23, 2001
                5,106                     January 24, 2001
               17,872                     January 25, 2001

         (d) The right to receive distributions, and proceeds from the sale of the 8,417,632 and 1,343,846 shares of Common Stock held of record by AEP and AOEP, respectively, is governed by their respective limited partnership agreements, and such distributions or proceeds may be made with respect to the general and limited partnership interests in AEP and AOEP.

         (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


         STOCKHOLDERS AGREEMENT. AEP, AOEP, GEPT and Messrs. Crowell, Parsky and Roeder are parties to that certain Stockholders Agreement, dated August 2, 1994, among Aftermarket Technology Holdings Corp. (the predecessor-in-interest to the Issuer), and certain of its stockholders, optionholders and warrant holders (as amended to date, the "Stockholders Agreement"). Under the Stockholders Agreement, certain stockholders of the Issuer have granted to the Aurora Partnerships an irrevocable proxy pursuant to which the Aurora Partnerships can vote the shares subject to the proxy in such manner as the Aurora Partnerships shall determine in their respective sole and absolute discretion. The aggregate number of shares subject to such irrevocable proxy is approximately 1.51 million shares, or 7.1% of the total outstanding shares of Common Stock. Each proxy terminates upon the earlier to occur of the

CUSIP NO. 008318107                   13D                 Page 19  of 32 Pages
          ---------                                            ---    ---

transfer of the subject shares or July 31, 2004. In addition, with limited exceptions, GEPT has irrevocably agreed to vote all shares held by it in such manner as the Aurora Partnerships shall determine, to such extent as its fiduciary duties under the Employee Retirement Income Security Act of 1974 shall allow. This provision terminates upon the transfer of such shares. GEPT may be deemed to beneficially own 2,425,708 shares of Common Stock, representing approximately 11.7% of the total outstanding shares of Common Stock. Finally, the parties to the Stockholders Agreement have agreed to provide the Issuer with written notice prior to any proposed transfer of their shares of Common Stock.

         The Stockholders Agreement also provides that if, after the Aurora Partnerships distribute their shares of Common Stock to their limited partners, any such limited partner holds 10% or more of the outstanding Common Stock, such limited partner (the "Demand Holder") will have the right to require the Issuer to use its best efforts to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering the resale of the Demand Holder's shares in an underwritten offering. If following such offering the Demand Holder still holds 10% or more of the outstanding Common Stock, the Demand Holder will have one additional "demand" registration right.

         The Issuer will bear all expenses incident to any registration effected pursuant to the Stockholders Agreement, including the fees and expenses of a single counsel retained by the selling stockholders; however, each selling stockholder will be responsible for the underwriting discounts and commissions and transfer taxes in connection with shares sold by such stockholder. Each selling stockholder and the underwriters through whom shares are sold on behalf of a selling stockholder will be entitled to customary indemnification from the Issuer against certain liabilities, including liabilities under the Securities Act.

         In connection with a December 1996 private placement to GEPT, the Issuer granted a "demand" registration right to GEPT. Such registration right covers the 955,794 shares issued in the private placement as well as 300,000 shares of Common Stock owned by GEPT prior to the private placement. Pursuant to this registration right, GEPT may, subject to certain limitations, require the Issuer to use its best efforts to file a registration statement under the Securities Act covering the resale of such shares of Common Stock. In addition, GEPT was granted a "piggyback" registration right to include such shares on a pro rata basis in any registration effected for the account of any person exercising a contractual "demand" registration right granted by the Issuer in the future. All fees, costs and expenses of such registration (other than underwriting discounts and commissions) will be borne by the Issuer. GEPT and any underwriters through whom shares are sold on behalf of GEPT will be entitled to customary indemnification from the Issuer against certain liabilities, including liabilities under the Securities Act. GEPT's registration rights may not be exercised until after December 20, 1999.

         The foregoing summary of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is included as an exhibit hereto and incorporated herein by reference.

         MANAGEMENT SERVICES AGREEMENT. The Issuer also pays to ACP a base annual management fee of approximately $549,420 for advisory and consulting services pursuant to a written management services agreement (the "Management Services Agreement"). ACP is also entitled to reimbursements from the Issuer for all of its reasonable out-of-pocket costs and expenses incurred in connection with the performance of its obligations under the Management Services Agreement. The base annual management fee is subject to increase, at the discretion of the disinterested members of the Issuer's Board of Directors, by up to an aggregate of $250,000 in the event the Issuer consummates one or more significant corporate transactions. The base annual management fee has not been increased as a result of any of the Issuer's acquisitions. The base annual management fee is also subject to increase for specified cost of living increases

CUSIP NO. 008318107                   13D                 Page 20  of 32 Pages
          ---------                                            ---    ---

pursuant to which the base annual management fee was most recently increased in January 1999 from $540,767. If the Issuer's EBITDA in any year exceeds management's budgeted EBITDA by 15.0% or more for that year, ACP will be entitled to receive an additional management fee equal to one half of its base annual management fee for such year. Because the Issuer's EBITDA did not exceed management's budgeted EBITDA by 15.0% in 1998 or 1999, ACP did not receive this additional management fee for 1998 or 1999. In the event the Issuer consummates any significant acquisitions or dispositions, ACP will be entitled to receive a closing fee from the Issuer equal to 2.0% of the first $75.0 million of the acquisition consideration (including debt assumed and current assets retained) and 1.0% of acquisition consideration (including debt assumed and current assets retained) in excess of $75.0 million.

         Notwithstanding the foregoing, no payment will be made to ACP pursuant to the Management Services Agreement at any time that certain events of default shall have occurred and be then continuing under any of the Indentures governing the Issuer's 12% Senior Subordinated Notes due 2004 or the Issuer's bank credit facility. The Management Services Agreement also provides that the Issuer shall provide ACP and its directors, employees, partners and affiliates with customary indemnification against all actions not involving gross negligence or willful misconduct.

         The base annual management fee payable to ACP will be reduced as the collective beneficial ownership of Common Stock by the Aurora Partnerships declines below 50% as follows: for any period during which the collective beneficial ownership of the Aurora Partnerships is less than 50% but at least 40%, the base annual management fee payable for the period will be 80% of the original base annual management fee (as such original base annual management fee may previously have been adjusted due to discretionary increases by the Board of Directors or cost of living increases as described above, the "Original Fee"); for any period during which the Aurora Partnerships' collective beneficial ownership is less than 40% but at least 30%, the base annual management fee payable for the period will be 60% of the Original Fee; and for any period during which the collective beneficial ownership of the Aurora Partnerships is less than 30% but at least 20%, the base annual management fee payable for the period will be 40% of the Original Fee. If the Aurora Partnerships' collective beneficial ownership declines below 20%, the Management Services Agreement will terminate. Effective May 1, 1998, the Management Services Agreement was assigned by ACP to Aurora Management Partners LLC, a Delaware limited liability company.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.


         Exhibit 1 Stockholders Agreement, dated as of August 2, 1994, among Aftermarket Technology Holdings Corp. (the predecessor-in-interest to the Issuer), and certain of its stockholders, optionholders and warrant holders (the Stockholders Agreement) (previously filed as Exhibit 10.1 to the Issuer's Registration Statement on Form S-4 filed on November 30, 1994, Commission File No. 33-86838, and incorporated herein by this reference)

         Exhibit 2 Amendment No. 1 to the Stockholders Agreement, dated as of June 24, 1996 (previously filed as Exhibit 10.38 to Amendment No. 2 to the Issuer's Registration Statement on Form S-1 filed on November 6, 1996, Commission File No. 333-5597, and incorporated herein by this reference)

         Exhibit 3 Amendment No. 2 to the Stockholders Agreement, dated as of October 24, 1996 (previously filed as Exhibit 10.39 to Amendment No. 2 to the Issuer's Registration Statement on Form S-1 filed on November 6, 1996, Commission File No. 333-5597, and incorporated herein by this reference)

CUSIP NO. 008318107                   13D                 Page 21  of 32 Pages
          ---------                                            ---    ---

         Exhibit 4 Amendment No. 3 to Stockholders Agreement, dated as of December 4, 1996 (previously filed as Exhibit 10.4 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by this reference)

         Exhibit 5 Amendment No. 4 to Stockholders Agreement, dated as of December 16, 1996 (previously filed as Exhibit
                           10.5 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by this reference)

         Exhibit 6 Amended and Restated Management Services Agreement, dated as of November 18, 1996, by and among the Issuer, the Issuer's subsidiaries, and Aurora Capital Partners L.P. (previously filed as Exhibit 10.4 to Amendment No. 4 to the Issuer's Registration Statement on Form S-1 filed on October 25, 1996, Commission File No. 333-5597, and incorporated herein by this reference)

         Exhibit 7 Joint Filing Agreement by and among AEP, AOEP, ACP, AOCP, AAI, AOAL, Crowell, Parsky, Roeder, GEPT, GEAM and GE, dated September 20, 1999 (previously filed as
                           Exhibit 7 to Amendment No. 2 to the Issuer's Schedule 13D filed September 20, 1999, and incorporated herein by this reference)

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

AURORA EQUITY PARTNERS L.P.

By:      Aurora Capital Partners L.P.,
         its general partner

By:      Aurora Advisors, Inc.,
         its general partner


By:          /s/  RICHARD K. ROEDER                   January 29, 2001
    ------------------------------------------
         Richard K. Roeder, Vice President

AURORA OVERSEAS EQUITY
PARTNERS I, L.P.

By:      Aurora Overseas Capital Partners L.P.,
         its general partner

By:      Aurora Overseas Advisors, Ltd.,
         its general partner


By:          /s/  RICHARD K. ROEDER                   January 29, 2001
    ------------------------------------------
          Richard K. Roeder, Director

AURORA CAPITAL PARTNERS L.P.

By:      Aurora Advisors, Inc.,
         its general partner


By:          /s/  RICHARD K. ROEDER                   January 29, 2001
    ------------------------------------------
         Richard K. Roeder, Vice President

CUSIP NO. 008318107                   13D                 Page 23  of 32 Pages
          ---------                                            ---    ---

AURORA OVERSEAS CAPITAL
PARTNERS L.P.

By:      Aurora Overseas Advisors, Ltd.,
         its general partner


By:          /s/  RICHARD K. ROEDER                   January 29, 2001
    ------------------------------------------
          Richard K. Roeder, Director


AURORA ADVISORS, INC.


By:          /s/  RICHARD K. ROEDER                   January 29, 2001
    ------------------------------------------
        Richard K. Roeder, Vice President


AURORA OVERSEAS ADVISORS, LTD.


By:          /s/  RICHARD K. ROEDER                   January 29, 2001
    ------------------------------------------
           Richard K. Roeder, Director



             /s/ RICHARD R. CROWELL                   January 29, 2001
----------------------------------------------
               RICHARD R. CROWELL


             /s/ RICHARD K. ROEDER                    January 29, 2001
----------------------------------------------
               RICHARD K. ROEDER


              /s/ GERALD L. PARSKY                    January 29, 2001
----------------------------------------------
                GERALD L. PARSKY

CUSIP NO. 008318107                   13D                 Page 24  of 32 Pages
          ---------                                            ---    ---


GENERAL ELECTRIC PENSION TRUST


By:      GE Asset Management Incorporated,
         its Investment Manager



By:          /s/ MICHAEL M. PASTORE                   January 29, 2001
    ------------------------------------------
        Michael M. Pastore, Vice President


GE ASSET MANAGEMENT INCORPORATED


By:          /s/ MICHAEL M. PASTORE                   January 29, 2001
    ------------------------------------------
        Michael M. Pastore, Vice President


GENERAL ELECTRIC COMPANY


                                                      January 29, 2001
By:           /s/ JOHN H. MYERS
    ------------------------------------------
          John H. Myers, Vice President

                                   SCHEDULE A

                    AURORA ADVISORS, INC. EXECUTIVE OFFICERS

The business address of each of the persons listed below is Aurora Capital Partners L.P., 10877 Wilshire Blvd., Suite 2100, Los Angeles, California 90024.


OFFICERS                              POSITION(S)
--------                              -----------
Gerald L. Parsky                      Chairman of the Board and managing director of ACP

Richard K. Roeder                     Vice President and Assistant Secretary and managing director of ACP

Richard R. Crowell                    Vice President and Secretary and managing director of ACP

Frederick J. Elsea, III               Chief Financial Officer and Chief Financial Officer of ACP


CUSIP NO. 008318107                   13D                 Page 26  of 32 Pages
          ---------                                            ---    ---

                                   SCHEDULE B

                   GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS

         The business address of each of the persons listed below is 3135 Easton Turnpike, Fairfield, Connecticut 06431.

         The names and principal occupations of the officers of General Electric Company are as follows:


OFFICERS                              POSITION(S)
--------                              -----------
J.F. Welch, Jr.                       Chairman of the Board and Chief Executive Officer

J.R. Immelt                           President, General Electric Company

P.D. Ameen                            Vice President and Comptroller

F.S. Blake                            Senior Vice President - Corporate Business Development

J.R. Bunt                             Vice President and Treasurer

D.C. Calhoun                          Senior Vice President - GE Aircraft Designs

W.J. Conaty                           Senior Vice President - Human Resources

D.D. Dammerman                        Vice Chairman of the Board and Executive Officer, General Electric Company;
                                      Chairman, General Electric Capital Services, Inc.

S.C. Donnelly                         Senior Vice President - Corporate Research and Development

M.J. Espe                             Senior Vice President - GE Lighting

B.W. Heineman, Jr.                    Senior Vice President - General Counsel and Secretary

J.M. Hogan                            Senior Vice President - GE Medical Systems

L.R. Johnston                         Senior Vice President - GE Appliances

J. Krenicki, Jr.                      Vice President - GE Transportation Systems

R.W. Nelson                           Vice President - Corporate Financial Planning and Analysis

G.M. Reiner                           Senior Vice President - Chief Information Officer

J.G. Rice                             Senior Vice President - GE Power Systems

G.L. Rogers                           Senior Vice President - GE Plastics

K.S. Sherin                           Senior Vice President - Finance and Chief Financial Officer

L.G. Trotter                          Senior Vice President - GE Industrial Systems

R.C. Wright                           Vice Chairman of the Board and Executive Officer, General Electric Company;
                                      President and Chief Executive Officer, National Broadcasting Company, Inc.

Citizenship of all executive officers: United States

CUSIP NO. 008318107                   13D                 Page 27  of 32 Pages
          ---------                                            ---    ---


         The names, business addresses and principal occupations of the Directors of General Electric Company are as follows:

-------------------------- ------------------------------------------- ------------------------------------------------
                           PRESENT PRINCIPAL                           PRESENT
OFFICERS                   OCCUPATION                                  BUSINESS ADDRESS
-------------------------- ------------------------------------------- ------------------------------------------------
J.I. Cash, Jr.             Professor of Business                       Harvard Business School
                           Administration-Graduate School of           Morgan Hall
                           Business Administration, Harvard            Soldiers Field Road
                           University                                  Boston, MA 02163
-------------------------- ------------------------------------------- ------------------------------------------------
S.S. Cathcart              Retired Chairman, Illinois Tool Works       222 Wisconsin Avenue
                                                                       Suite 103
                                                                       Lake Forest, IL 60045
-------------------------- ------------------------------------------- ------------------------------------------------
D.D. Dammerman             Vice Chairman of the Board and              General Electric Company
                           Executive Officer, General Electric         3135 Easton Turnpike
                           Company; Chairman, General Electric         Fairfield, CT 06431
                           Capital Services, Inc.
-------------------------- ------------------------------------------- ------------------------------------------------
P. Fresco                  Chairman of the Board, Fiat SpA             Fiat SpA
                                                                       via Nizza 250
                                                                       10126 Torino, Italy
-------------------------- ------------------------------------------- ------------------------------------------------
A.M. Fudge                 Executive Vice President, Kraft Foods, Inc. Kraft Foods, Inc.
                                                                       555 South Broadway
                                                                       Tarrytown, NY 10591
-------------------------- ------------------------------------------- ------------------------------------------------
C.X. Gonzalez              Chairman of the Board and Chief             Kimberly-Clark de Mexico
                           Executive Officer, Kimberly-Clark de        S.A. de C.V.
                           Mexico, S.A. de C.V.                        Jose Luis Lagrange 103
                                                                       Tercero Piso
                                                                       Colonia Los Morales
                                                                       Mexico, D.F. 11510, Mexico
-------------------------- ------------------------------------------- ------------------------------------------------
J.R. Immelt                President, General Electric Company         General Electric Company
                                                                       3135 Easton Turnpike
                                                                       Fairfield, CT 06431
-------------------------- ------------------------------------------- ------------------------------------------------
A. Jung                    President and Chief Operating Officer,      Avon Products, Inc.
                           Avon Products, Inc.                         1345 Avenue of the Americas
                                                                       New York, NY 10105
-------------------------- ------------------------------------------- ------------------------------------------------
R.B. Lazarus               Chairman and Chief Executive                Ogilvy & Mather Worldwide
                           Officer, Ogilvy & Mather Worldwide          309 West 49th Street
                                                                       New York, NY 10019-7316
-------------------------- ------------------------------------------- ------------------------------------------------
K.G. Langone               Chairman, President and Chief Executive     Invemed Associates, Inc.
                           Officer, Invemed Associates, Inc.           375 Park Avenue
                                                                       New York, NY 10152
-------------------------- ------------------------------------------- ------------------------------------------------
S.G. McNealy               Chairman, President and Chief Executive     Sun Microsystems, Inc.
                           Officer, Sun Microsystems, Inc.             901 San Antonio Road
                                                                       Palo Alto, CA 94303-4900
-------------------------- ------------------------------------------- ------------------------------------------------
G.G. Michelson             Former Member of the Board of               Federated Department Stores
                           Directors, Federated Department Stores      151 West 34th Street
                                                                       New York, NY 10001
-------------------------- ------------------------------------------- ------------------------------------------------



CUSIP NO. 008318107                   13D                 Page 28  of 32 Pages
          ---------                                            ---    ---


-------------------------- ------------------------------------------- ------------------------------------------------
S. Nunn                    Partner, King & Spalding                    King & Spalding
                                                                       191 Peachtree Street, N.E.
                                                                       Atlanta, Georgia 30303
-------------------------- ------------------------------------------- ------------------------------------------------
R.S. Penske                Chairman of the Board and President,        Penske Corporation
                           Penske Corporation                          13400 Outer Drive, West
                                                                       Detroit, MI 48239-4001
-------------------------- ------------------------------------------- ------------------------------------------------
F.H.T. Rhodes              President Emeritus, Cornell University      Cornell University
                                                                       3104 Snee Building
                                                                       Ithaca, NY 14853
-------------------------- ------------------------------------------- ------------------------------------------------
A.C. Sigler                Retired Chairman of the Board and CEO       Champion International Corporation
                           and former Director, Champion               1 Champion Plaza
                           International Corporation                   Stamford, CT 06921
-------------------------- ------------------------------------------- ------------------------------------------------
D.A. Warner III            Chairman of the Board, President, and       J.P. Morgan & Co., Inc.
                           Chief Executive Officer, J.P. Morgan &      & Morgan Guaranty Trust Co.
                           Co. Incorporated and Morgan Guaranty        60 Wall Street
                           Trust Company                               New York, NY 10260
-------------------------- ------------------------------------------- ------------------------------------------------
J.F. Welch, Jr.            Chairman of the Board and Chief             General Electric Company
                           Executive Officer, General Electric         3135 Easton Turnpike
                           Company                                     Fairfield, CT 06431
-------------------------- ------------------------------------------- ------------------------------------------------
R.C. Wright                Vice Chairman of the Board and Executive    National Broadcasting Company, Inc.
                           Officer, General Electric Company;          30 Rockefeller Plaza
                           President and Chief Executive Officer,      New York, NY 10112
                           National Broadcasting Company, Inc.
-------------------------- ------------------------------------------- ------------------------------------------------


                                   CITIZENSHIP
                           (OTHER THAN UNITED STATES)

P. Fresco                  Italy

C.X. Gonzalez              Mexico

A. Jung                    Canada

CUSIP NO. 008318107                   13D                 Page 29  of 32 Pages
          ---------                                            ---    ---

CUSIP NO. 008318107                   13D                 Page 30  of 32 Pages
          ---------                                            ---    ---

                        GE ASSET MANAGEMENT INCORPORATED


         The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

         The names and principal occupations of the officers of GE Asset Management Incorporated are as follows:


OFFICERS                               POSITION(S)
--------                               -----------
John H. Myers                          Chairman of the Board and President

Eugene K. Bolton                       Executive Vice President - Domestic Equity Investments

Michael J. Cosgrove                    Executive Vice President - Sales and Marketing

Ralph R. Layman                        Executive Vice President - International Equity Investments

Alan M. Lewis                          Executive Vice President - General Counsel and Secretary

Robert A. MacDougall                   Executive Vice President - Fixed Income

Geoffrey R. Norman                     Executive Vice President - Marketing

Donald W. Torey                        Executive Vice President - Real Estate and Private Equities

John J. Walker                         Executive Vice President - Chief Financial Officer

Anthony J. Sirabella                   Senior Vice President - Chief Information Officer

Christopher D. Brown                   Senior Vice President - Equity Portfolios

David B. Carlson                       Senior Vice President - Equity Portfolios

Jane E. Hackney                        Senior Vice President - Equity Investments

Peter J. Hathaway                      Senior Vice President - Equity Portfolios

Damian J. Maroun                       Senior Vice President - Equity Trading

Paul C. Reinhardt                      Senior Vice President - Equity Portfolios

Richard L. Sanderson                   Senior Vice President - Equity Research

Christopher W. Smith                   Senior Vice President - Equity Investments

Ralph E. Whitman                       Senior Vice President - Equity Portfolios

Nancy A. Ward                          Vice President - Client Portfolio Manager - Domestic Equities

Gerald L. Igou                         Vice President - Equity Investments

Mark A. Mitchell                       Vice President - Equity Investments

John H. Schaetzl                       Vice President - Equity Investments



CUSIP NO. 008318107                   13D                 Page 31  of 32 Pages
          ---------                                            ---    ---


OFFICERS                               POSITION(S)
--------                               -----------
Brian Hopkinson                        Senior Vice President - International Equity Portfolios

Daizo Motoyoshi                        Senior Vice President - International Equity Portfolios

Michael J. Solecki                     Senior Vice President - International Equity Portfolios

Judith A. Studer                       Senior Vice President - International Equity Portfolios

Peter Gillespie                        Vice President - International Equity Portfolios

T. Brent Jones                         Vice President - International Equity Portfolios

Paul Nestro                            Vice President - International Equity Portfolios

Makoto F. Sumino                       Vice President - International Equity Portfolios

Robert W. Aufiero                      Vice President - Fixed Income

Kathleen S. Brooks                     Vice President - Fixed Income

Paul M. Colonna                        Vice President - Fixed Income

William M. Healey                      Vice President - Fixed Income

Craig M. Varrelman                     Vice President - Client Portfolio Manager - Fixed Income

Michael J. Caufield                    Senior Vice President - Municipal Bonds

Susan M. Courtney                      Vice President - Municipal Bonds

Stella V. Lou                          Vice President - Municipal Bonds

Michael A. Sullivan                    Vice President - Municipal Bonds

James M. Mara                          Senior Vice President - International Private Equities

Wolfe H. Bragin                        Vice President - Private Equities

Andreas T. Hildebrand                  Vice President - Private Equities

Patrick J. McNeela                     Vice President - Private Equities

David W. Wiederecht                    Vice President - Private Equities

CUSIP NO. 008318107                   13D                 Page 32  of 32 Pages
          ---------                                            ---    ---


OFFICERS                               POSITION(S)
--------                               -----------
Philip A. Riordan                      Senior Vice President - Real Estate

B. Bradford Barrett                    Vice President - Real Estate

Robert P. Gigliotti                    Vice President - Real Estate

Preston R. Sargent                     Vice President - Real Estate

Timothy M. Morris                      Vice President - Risk Management

Sandra J. O'Keefe                      Vice President - Financial Planning & Analysis

William F. Ruoff, III                  Vice President - Quality

Michael J. Tansley                     Vice President & Controller

Matthew J. Simpson                     Senior Vice President, Gen. Counsel - Investment Services & Asst. Secretary

Paul J. Crispino                       Vice President - Tax Counsel

Judith M. Bandler                      Vice President - Benefits Counsel

Marc R. Bryant                         Vice President - Assoc. Gen. Counsel & Asst. Secretary

Jeanne M. La Porta                     Vice President - Assoc. Gen. Counsel & Asst. Secretary

Michael M. Pastore                     Vice President - Assoc. Gen. Counsel & Asst. Secretary

Scott A. Silberstein                   Vice President - Assoc. Gen. Counsel & Asst. Secretary

Michael J. Strone                      Vice President - Assoc. Gen. Counsel & Asst. Secretary

Anthony H. Zacharski                   Vice President - Assoc. Gen. Counsel & Asst. Secretary

         The names and principal occupations of the Directors of GEAM are as follows:


OFFICERS                              POSITION(S)
--------                              -----------
Eugene K. Bolton                      Executive Vice President of GEAM and Trustee of GEPT

Michael J. Cosgrove                   Executive Vice President of GEAM and Trustee of GEPT

John H. Myers                         Vice president of General Electric Company, Chairman of the Board and
                                      President of GEAM and Trustee of GEPT

Ralph R. Layman                       Executive Vice President of GEAM and Trustee of GEPT

Alan M. Lewis                         Executive Vice President, General Counsel and Secretary of GEAM and Trustee
                                      of GEPT

Robert A. MacDougall                  Executive Vice President of GEAM and Trustee of GEPT

Geoffrey R. Norman                    Executive Vice President of GEAM

John J. Walker                        Executive Vice President - Chief Financial Officer of GEAM and Trustee of
                                      GEPT

Donald W. Torey                       Executive Vice President of GEAM and Trustee of GEPT